U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1.Name and Address of Reporting Person
  Richard L. Furr
  c/o CCB Financial Corporation
  P.O. Box 931
  Durham, NC  27702

2.Issuer Name and Ticker or Trading Symbol
  CCB Financial Corporation
  (CCB)

3.IRS or Social Security Number of Reporting Person (Voluntary)
  ###-##-####

4.Statement for Month/Year
  November 1996

5.If Amendment, date of Original (Month/Year)

6.Relationship of Reporting Person to Issuer (Check all applicable)
  (   ) Director(   ) 10% Owner ( x ) Officer (give title below)
  (   ) Other
  Officer Title  Executive Vice President

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of 2.       3.     4. Securities              5. Amount of  6.Direct  7.Nature
Security    Transaction     Acquired (A) or            Securities    (D) or    of
                            Disposed of (D)            Beneficially  Indirect  Beneficial
            Date      Code               (A)           Owned at End  (I)       Ownership
                         V  Amount       or (D) Price  of Month
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
Common stock 11/19/96 X     2,367 shares   A    36.63  17,789        D         -

Common stock see
             (1)      R  V  39 shares      A    52.89   345          See (1)   By spouse

Common stock see
             (1)      R  V  302 shares     A    52.89   2,626        See (1)   -

Common stock                                            2,000         I        Spouse
                                                                               custodian for
                                                                               minor child

Common stock                                            1,450         I        By spouse
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
___________________________________________________________________________________________

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title  2. Conversion 3. Date 4. Code   5. Number of  6. Date    7.Title   8. Price  9.Num-  10. Owner-    11. Nature
of Deriv- or Exercise                    Derivative    Exercisable and       of        ber of  ship Form     of Indirect
ative     Price of                       Securities    and        Amount of  Deriv-    Deriv-  of Deriv-     Beneficial
          Derivative                     Acquired      Expiration Underlying ative     ative   ative         Ownership
          Security                       (A) or        Date       Securities Secur-    Secur-  Security:
                                         Disposed                                      ities   Direct
                                         of (D)                                        Benefi- (D) or
                                                     exercisable                       cally   Indirect (I)
                                                     expiration   Title,               Owned at
                                     V                            Number of            End of
                                                                  Shares               Month
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
Incentive   33.50                                      12/31/94   common               2,386        D         -
Option (2)                                             4/19/04    stock
                                                                  2,386

Incentive   36.625     11/19/96  X       2,367 D       3/21/96    common               1,153        D         -
Option (3)                                             3/21/05    stock
                                                                  2,367

Incentive   60.0625                                    3/12/97    common               3,000        D         -
Option (4)                                             3/12/06    stock
                                                                  3,000
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
Footnotes (as applicable):
(1) Owned under the Corporation's Dividend Reinvestment Plan. The shares listed in Column 4. were acquired from April 1, 1996 to November 30, 1996 pursuant to reinvested dividends.
The price shown is the weighted average price per share of the shares acquired.
(2) Options vest ratably over a three-year period beginning December 31, 1994.
(3) Options vest ratably over a three-year period beginning March 21, 1996.
(4) Options vest ratably over a three-year period beginning March 12, 1997.

SIGNATURE OF REPORTING PERSON
/s/ RICHARD L. FURR
DATE
December 10, 1996